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                             March 22, 2021

       Kathleen Oberg
       Chief Financial Officer
       Marriott International, Inc.
       10400 Fernwood Road
       Bethesda, MD 20817

                                                        Re: Marriott
International, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 18,
2021
                                                            File No. 001-13881

       Dear Ms. Oberg:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Item 8. Financial Statements and Supplementary Data
       Report of Independent Registered Public Accounting Firm, page 41

   1. We note your auditor has concluded in their report that the Company has maintained effective internal
control over financial reporting as of December 31, 2020. Separately, on page 42, the auditor
s report indicates an adverse opinion has been expressed. Please clarify.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon
       Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.
 Kathleen Oberg
Marriott International, Inc.
March 22, 2021
Page 2


FirstName LastNameKathleen Oberg            Sincerely,
Comapany NameMarriott International, Inc.
                                            Division of Corporation Finance
March 22, 2021 Page 2                       Office of Real Estate &
Construction
FirstName LastName